UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011	Commission File Number 1-32895

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Penn West Petroleum Ltd.
(Translation of registrant's name into English)

Suite 200, 207 – 9th Avenue SW
Calgary, Alberta  T2P 1K3
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 10, 2011.

PENN WEST PETROLEUM LTD.

By:	/s/ Todd Takeyasu

Name:	Todd Takeyasu
Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News release dated August 10, 2011 - PENN WEST ANNOUNCES THE APPOINTMENT OF BILL ANDREW AS VICE CHAIRMAN AND MURRAY NUNNS AS CEO AND ITS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2011